                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                    [X]  MERGER

                    [ ]  LIQUIDATION

                    [ ]  ABANDONMENT OF REGISTRATION
                    (Note: Abandonment's of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                    [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

                    VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS

3.   Securities and Exchange Commission File No.:

                    811-06538

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

                    [X]  Initial Application     [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                    522 FIFTH AVENUE
                    NEW YORK, NY 10036

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                    STEFANIE CHANG YU
                    522 FIFTH AVENUE
                    NEW YORK, NY 10036
                    (212) 296-6970

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                    VAN KAMPEN ASSET MANAGEMENT
                    522 FIFTH AVENUE
                    NEW YORK, NEW YORK 10036

                          OR

                    VAN KAMPEN FUNDS INC.
                    1 PARKVIEW PLAZA, SUITE 100
                    PO BOX 5555
                    OAKBROOK TERRACE, ILLINOIS 60181-5555

                          OR

                    VAN KAMPEN INVESTOR SERVICES INC.
                    HARBORSIDE FINANCIAL CENTER
                    PLAZA 2
                    JERSEY CITY, NEW JERSEY 07303-0947

                          OR

                    STATE STREET BANK AND TRUST COMPANY
                    1776 HERITAGE DRIVE
                    NORTH QUINCY, MASSACHUSETTS 02171


                    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

                    [X]  Management company;

                    [ ]  Unit investment trust; or

                    [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                    [ ]  Open-end    [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                    MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    VAN KAMPEN ASSET MANAGEMENT
                    522 FIFTH AVENUE
                    NEW YORK, NY 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

               N/A

13.  If the fund is a unit investment trust ("UIT") provide: N/A

               (a)  Depositor's name(s) and address(es):

               (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                    [ ]  Yes     [X]  No

     If Yes, for each UIT state:

                    Name(s):

                    File No.: 811-_____

                    Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [X]  Yes     [ ]  No

          If Yes, state the date on which the board vote took place:

                    THE BOARD OF TRUSTEES OF THE FUND APPROVED THE REORGANIZATION OF THE FUND ON DECEMBER 13, 2006.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

                    [X]  Yes     [ ]  No

          If Yes, state the date on which the shareholder vote took place:

                    THE SHAREHOLDER VOTE APPROVING THE REORGANIZATION OF THE FUND TOOK PLACE ON MAY 18, 2007.

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                    [X]  Yes     [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          JUNE 8, 2007

     (b)  Were the distributions made on the basis of net assets?

                    [X]  Yes     [ ]  No

     (c)  Were the distributions made pro rata based on the share of ownership?

                    [X]  Yes     [ ]  No

     (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          THE COMMON SHARES OF VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS (THE "TARGET FUND") WERE CONVERTED INTO COMMON SHARES OF VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS (THE "ACQUIRING FUND") AT A RATIO OF 0.996574-TO-1. THE EXCHANGE RATIO WAS CALCULATED BY DIVIDING THE 6/8/07 NAV OF THE TARGET FUND BY THE 6/8/07 NAV OF THE ACQUIRING FUND. THE PREFERRED SHARES OF EACH FUND HAD A LIQUIDATION PREFERENCE OF $25,000 PER SHARE, SO THE PREFERRED SHARES OF THE TARGET FUND WERE CONVERTED INTO PREFERRED SHARES OF THE ACQUIRING FUND AT A RATIO OF 1-TO-1.

     (e)  Liquidations only: N/A

          Were any distributions to shareholders made in kind?

                    [ ]  Yes     [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

                    [X]  Yes     [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

     0.996574-TO-1 FOR COMMON SHARES, 1-TO-1 FOR PREFERRED

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

                    [X]  Yes     [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                    [ ]  Yes     [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                    [ ]  Yes     [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed?

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                    [ ]  Yes     [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                    [ ]  Yes     [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:*

          (i)   Legal expenses: $120,000

          (ii)  Accounting expenses: $15,000

          (iii) Other expenses (list and identify separately):

                        MAILING EXPENSES:        $241,000
                        PRINTING EXPENSES:       $ 63,000
                        PENSION EXPENSES:        $ 22,000
                        NYSE LISTING:            $ 41,000
                        MOODY'S ANALYSIS:        $ 10,000
                        SEC FILING:              $ 36,000

          (iv)  Total expenses (sum of lines (i)-(iii) above): $548,000

     (b)  How were those expenses allocated?

          THE EXPENSES WERE SHARED BY THE TARGET FUND AND THE ACQUIRING FUND IN PROPORTION TO THEIR PROJECTED DECLINES IN TOTAL ANNUAL OPERATING EXPENSES AS A RESULT OF THE MERGER. THE BOARD OF TRUSTEES OF EACH FUND AND MANAGEMENT AGREED TO LIMIT THE ALLOCATION OF MERGER EXPENSES TO EACH FUND BASED ON A MAXIMUM PAYBACK PERIOD OF TWO YEARS. TO THE EXTENT THAT THE EXPENSES OF THE MERGER EXCEED SUCH AMOUNT, THE ADDITIONAL EXPENSES OF THE MERGER WILL BE BORNE BY THE FUND'S INVESTMENT ADVISER.

     (c)  Who paid those expenses?

          THE REGISTRANT, VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS ($40,115); THE ACQUIRING FUND, VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS ($297,338); AND THE FUND'S INVESTMENT ADVISER, VAN KAMPEN ASSET MANAGEMENT ($210,547).

     (d)  How did the fund pay for unamortized expenses (if any)?

          NONE

     *EXPENSES ARE ESTIMATED BASED ON EACH FUND'S PROPORTIONATE SHARE OF TOTAL MERGER COSTS.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                    [ ]  Yes     No  [X]

     If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

                    [ ]  Yes     [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                    [ ]  Yes     [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

                    VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

                    811-06471

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    FILE NO. 333-140769, FORM N-14 8C/A, FILED MARCH 27, 2007

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS, (ii) she is the VICE PRESIDENT AND SECRETARY of Van KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                            VAN KAMPEN TRUST FOR INVESTMENT
                                            GRADE FLORIDA MUNICIPALS

                                            By: /s/ Stefanie Chang Yu
                                                ---------------------
                                                Stefanie Chang Yu
                                                Vice President and Secretary